UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 000-26906

CUSIP NUMBER 046220109

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

      For Period Ended: September 30, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant	Asta Funding, Inc.

Former Name if Applicable	Not applicable.

Address of Principal Executive Office (Street and Number) City, State and Zip Code	210 Sylvan Avenue Englewood Cliffs, New Jersey 07632

Part II — Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Asta Funding, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended September 30, 2007, within the time period prescribed for such report without unreasonable effort or expense.

     On February 5, 2007, the Company entered into a definitive agreement to purchase a portfolio of approximately $6.9 billion in face value receivables for a purchase price of $300 million from several sellers with common ownership. The portfolio purchase it consummated increased its assets acquired for liquidation by more than 100%.

     The portfolio purchase also substantially increased the work involved at the end of the fiscal year in performing the requisite evaluations of each of its portfolios. As this is part of the Company’s preparation of its year end financial statements, more time has been required than anticipated for this evaluation process, and this process has been further delayed to determine the impact of an arrangement recently negotiated with a sub-servicer assisting the Company in its asset searches, skiptracing efforts and initiating legal action against debtors on certain portfolios. Due to the increased workload, the Company’s Form 10-K for the fiscal year ended September 30, 2007 cannot be timely filed. The Company does anticipate being able to file its annual report within 15 calendar days.

Part IV — Other Information

     (1)  Name and telephone number of person to contact in regard to this notification.

Mitchell Cohen, Chief Financial Officer (201) 567-5648

(Name and Title) (Area Code)(Telephone Number)

     (2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company currently anticipates that its earnings and earnings per share for fiscal 2007 will be comparable or somewhat higher than earnings and earnings per share for fiscal 2006. However, as the valuations described above are critical to computing the Company’s earnings for any period, our current anticipation for our 2007 results may be subject to change as such valuations are completed.

Asta Funding, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 14, 2007	By: /s/ Mitchell Cohen Name: Mitchell Cohen Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

———————————ATTENTION———————————

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549,

in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter)